FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐  No  ☒

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “BBVA Banco Frances reports consolidated third quarter earnings for fiscal year 2003” dated November 11, 2003

CONTACT:

María Elena Siburu de López Oliva Investor Relations Manager Phone: (5411) 4341 5035 E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide Investor Relations Phone: (5411) 4341 5036 E-mail: marbelbide@bancofrances.com.ar

November 11, 2003

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2003

Executive summary

•	Net income for the third quarter of fiscal year 2003 registered a $35 million loss as compared to a $7.2 million loss and a $618 million loss registered in the June 2003 and September 2002 quarters, respectively.

•	The Operating income of the Bank showed a 95% and 98% increase with respect to the June 2003 and September 2002 quarter, respectively, mainly explained by an improvement in the financial margin coupled with higher income from the transactional business and lower administrative expenses.

•	Net financial income benefited both from the readjustment of macro variables and from the depreciation of the peso—$2.8075/US$ as of June 2003 vs. $2.9110/US$ as of September 2003. Although CER index continued its downward trend during the present quarter, with a quarterly accumulated 0.31% rate, the sharp drop in interest rates, which resulted in a lower cost of funds, improved the net financial margin. Similarly, Net financial margin showed a gain stemming from the impact of the depreciation of the peso over the positive foreign currency position of the Bank. Management expects a neutral interest rate and a stable exchange rate for next fiscal year.

•	Loan loss provisions registered a positive $21 million result during the present quarter. The Bank carried out a deep review and assessment of risk and strongly provisioned its private sector loan portfolio during the last fiscal year and first quarter of 2003. Since the June 2003 quarter, loan loss provisioning decreased significantly and began to show the positive effect of the reversal of provisions stemming from the restructuring of the non-performing loan portfolio. It is important to highlight that the recovery of the written-off portfolio had a positive impact on the present quarter results accounted for in Other income/expenses.

•	Efficiency continued to be a main concern for the Bank. Net fee income as a percentage of total expenses showed a persistent improvement from 41% and 42% as of September 2002 and June 2003, respectively, to 45% during the present quarter. During the September 2003 quarter, the Bank operated through a network of 231 branches with a total staff of 3,823 people.

•	BBVA Banco Francés is the largest private sector bank measured by deposits as of August 31, 2003 (last available information). As of September 30, 2003 the Bank has 8.2% and 10.6% market share in total deposits—including CEDROS—and in new time deposits in pesos, respectively. On the asset side, it is important to mention that during the present quarter the Bank resumed financing to the private sector, with emphasis on the retail segment—mainly through personal loans and credit card financing. As for corporations, the Bank fostered financing through trusts, to finance exports, and other authorized short-term loans such as notes discounted and warrants.

•	During the present quarter, following the decrease in provisions and movements in accounts with a different accounting treatment for tax basis balance sheet, certain temporary differences were reversed with the consequent decrease in registered deferred assets—$48 million—, whose counterpart is shown in Income Tax.

Third quarter of fiscal year 2003

In the first half of 2003, the economy grew at a 6.6% yoy rate driven by a strong recovery in investment which increased 27% over the same period in 2002. A healthier domestic demand also led to stronger imports which grew 25.4% in the same period. In spite of slower growth in exports in real terms (7% yoy), the trade balance continued to improve due to a substantial improvement in the terms of trade resulting from the hike in crude oil, grain and oilseed prices. A record high surplus of more than US$4.7 billion was obtained in the second quarter when most of Argentina´s bumper soy harvest was exported. In July and August, the trade balance accumulated a surplus of US$2.7 billion, below the previous quarter due to seasonal factors.

Preliminary monthly indicators for the third quarter suggest that the pace of economic activity remained strong, in spite of slower growth in construction and real supermarket sales vis a vis the previous period. However, industrial production which had grown 0.3% in seasonally adjusted terms in the second quarter, increased 1.7% in the third quarter. Non durable consumption sectors such as food and beverages are now catching up with the import substitution sectors that led the initial rally in early 2003. Consumer demand has begun to improve on the back of stronger employment figures, higher real wages and lower interest rates.

Bank 30 day CD rates fell from an average of 8.3% in June to 4.4% in September, while deposits continued to flow back into the system. In the third quarter, private sector deposits increased almost 2 billion pesos, mostly in July. In August and September, monetary expansion decelerated compared to the previous quarter basically due to lower reserve purchases by the Central Bank. Dollar sales from exporters fell because of seasonal factors while demand for dollars rose spurred by uncertainties surrounding the new IMF agreement and higher private debt payments. The FX rate increased from Ps. 2.8075/USD at the end of June to Ps. 2.9110/USD at the end of September.

In spite of greater FX volatility, consumer prices remained under control. During the present quarter consumer prices rose 0.5% basically due to increases in leisure activities’ prices in July during the winter holidays.

The Business:

The shrinkage of intermediation business prompted by the 2002 crisis led Banco Francés to redefine its strategy towards a commercial activity based on transactional business until a rebound in economic growth resumes credit activity, while adjusting operating structure to become a leaner organization. Sales force remained active, focused on providing banking services including the management of means of payment (with emphasis on electronic means), insurance, the provision of bank accounts for transactional purposes and operation of credit and debit cards. Short term financing, such as overdrafts on demand accounts, credit card financing, notes discounted and investment-banking, such as trustees, products supported the transactional business. The Bank could capitalize its nationwide network with presence in most of the significant economic centers and its state of the art technology to satisfy the requirements of the new business.

The active commercial policy in transactional business ensured Banco Francés’ growth in customer base and deposits recovery as of July 2002 when the trend reverted and funds flew back into the financial system. As of August 2003, Banco Francés ranks first in deposits among private banks in Argentina and has gradually resumed credit facilities following the market, while maintaining its conservative risk policy.

Presentation of Financial Information

It is important to note that:

•	following the 2002 devaluation of the peso and increased inflation, on August 23, 2002, under communication “A” 3702, the Central Bank of Argentina mandated inflation adjustment in all financial statements with the restatement to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys. On April 8, 2003, the Central Bank, through communication “A” 3921, eliminated inflation adjustment beginning March 1, 2003. Accordingly and for the sake of comparison, information on the September 2002 quarter has been restated in constant pesos as of February 28, 2003.

•	all foreign currency transactions accounted for at a free exchange rate as of September 30 have been translated into pesos at the exchange rate of Ps. 2.9110 = US$1.00 quoted by Banco Nación Argentina on that date.

•	Information in this press release is non-audited information that consolidates only banking activities on a line by line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively.

THIRD QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except income per share, income per ADS and percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Net Financial Income	43,149	(48,755)	(127,263)	188.50%	133.91%
Provision for loan losses	21,332	(15,534)	(200,870)	-237.32%	-110.62%
Net income from services	59,358	55,976	53,938	6.04%	10.05%
Administrative expenses	(130,941)	(134,327)	(131,827)	-2.52%	-0.67%
Operating income	(7,102)	(142,640)	(406,020)	95.02%	98.25%
Income (loss) from equity investments	6,454	2,658	2,933	142.81%	120.03%
Income (Loss) from Minority interest	534	631	4,769	-15.37%	-88.80%
Other income/expenses	13,231	265,564	(242,219)	-95.02%	105.46%
Inflation adjustment	—	—	23,047	—	-100.00%
Income tax	(48,086)	(133,435)	(218)	63.96%	—
Net income for the period	(34,969)	(7,222)	(617,708)	-384.20%	-94.34%
Net income per share (2)	-0.09	-0.02	-2.95	-384.20%	-96.78%
Net income per ADS (3)	-0.28	-0.06	-8.84	-384.20%	-96.78%

(1)	Exchange rate: 2.9110 Ps. = 1 US$
(2)	Assumes 368,128,432 ordinary shares outstanding for the quarters ended 09/30/03 and 06/30/03 and 209,631,892 for the quarter ended 09/30/02.
(3)	Each ADS represents three ordinary shares.

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Net income for the third quarter of fiscal year 2003 accounted for a $35 million loss as compared to a $7.2 million loss registered in the previous quarter. As previously mentioned, Operating income of the present quarter was positively affected by a $43 million Net financial income—in turn impacted by the drop in the interest rates and a 3.7% depreciation of the peso. Administrative expenses decreased 2.5% while Net income from services increased 6.0%, leading to improved efficiency. Non-performing loan portfolio restructuring with the consequent reversal of provisions explains the $21 million accounted for in Provision for loan losses during the present quarter.

The decrease in Other income/expenses as compared to the previous quarter is mainly explained by significant loan loss recoveries and the reversal of general provisions registered in the June 2003 quarter. Furthermore, and similarly to the previous quarter, following the decrease in provisions and movements in accounts with different accounting treatment for tax basis balance sheet, certain temporary differences were reversed with the consequent decrease in registered deferred assets—$48 million as of September 2003.

The gain accounted for in Income/loss from Equity Investments is mainly explained by the results of the Consolidar Group.

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Return on Average Assets (1)	-0.93%	-0.19%	-15.75%	-384.53%	94.10%
Return on Average Shareholders’ Equity (1)	-7.57%	-1.55%	-131.05%	-389.73%	94.22%
Net fee Income as a % of Operating Income	57.91%	775.18%	-73.56%	-92.53%	178.72%
Net fee Income as a % of Administrative Expenses	45.33%	41.67%	40.92%	8.78%	10.79%
Adm. Expenses as a % of Operating Income (2)	127.74%	1860.23%	-179.79%	-93.13%	171.05%

(1)	Annualized
(2)	Adm. Expenses / Net financial income + Net income from services

Net financial Income:

The structural term and rate mismatch in assets and liabilities, following measures taken by the Government during 2002 and 2003, brought about a strong dependence on the relative behavior of CPI vs. interest rate and on the evolution of the exchange rate, given both a long CER adjusted position and a long foreign currency position. A significant part of the Bank’s risk assets are variable rate assets, adjusted by CER (mainly CPI) plus an interest rate, while most liabilities are fixed rate, except for certain loans granted to the Bank by the Central Bank and a diminishing $1.1 billion portfolio of rescheduled deposits—CEDROS.

Through communication “A” 3941 the Central Bank established the matching, in term and rate, of bonds/loans granted to the Government with loans received from the Central Bank. Accordingly the CER positive position of the Bank was reduced by approx. $1.8 billion. As for the remaining positive position, the fall in interest rate—from a 18.9% level for 30 days time deposits during the second quarter to a 6.6% level in the present quarter—sharply reduced the average cost of funds, generating a gain in Net financial income. It is important to mention that CER index during the September 2003 quarter accumulated only 0.31%—1.23% annual rate.

Furthermore, as previously mentioned, the depreciation of the peso had a positive effect on Net Financial Income given the Bank’s long foreign currency position—approx. US$88 million by the end of September 2003.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Net total loans	7,528,605	8,197,106	8,811,824	-8.16%	-14.56%
Advances	255,158	299,861	463,101	-14.91%	-44.90%
Notes discounted and purchased	9,401	9,255	20,602	1.58%	-54.37%
Consumer Mortgages	412,502	438,421	542,372	-5.91%	-23.94%
Personal loans	97,863	112,307	231,367	-12.86%	-57.70%
Credit cards	157,635	133,622	137,784	17.97%	14.41%
Secured with chattel mortgages	5,088	6,130	18,006	-17.00%	-71.74%
Loans to financial sector	56,905	69,274	107,749	-17.86%	-47.19%
Loans to public sector	4,038,221	4,529,931	4,878,956	-10.85%	-17.23%
Other	892,170	903,131	1,473,607	-1.21%	-39.46%
Unaccrued interest	(108)	(138)	(429)	-21.74%	-74.82%
Adjustment and accrued interest & exchange differences receivable	2,051,848	2,228,994	2,168,393	-7.95%	-5.37%
Less: Allowance for loan losses	(448,078)	(533,682)	(1,229,685)	-16.04%	-63.56%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

The decrease in total loan portfolio as compared to the previous quarter is mainly related to a $660 million decrease in Public sector loans, coupled with a $34 million charge-off on commercial loans and loan cancellation. As for the Public Sector, total loans including CER adjustment and interest decreased from $6.7 billion as of June 2003 to $6.0 billion as of September 2003. In accordance to decree 1579/02 and 539/02 (Provincial debt restructuring regime), approx. $660 million loans granted to provinces were exchanged for a peso denominated 16 year guaranteed bond (Bono Garantizado). Therefore the reduction in loan portfolio was compensated by the correspondent increase in Public securities. Total exposure to Public Sector amounted to approx. $9.0 billion as of September 30, 2003, 3.2% lower than the figure posted in the previous quarter mainly due to the sale of some BODEN 2012 bonds registered in Banco Francés Cayman.

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of September 30, 2003, including repurchase agreement transactions. The increase in Total bond portfolio as compared to the previous quarter is mainly related to the aforementioned exchange of provincial loan portfolio for guaranteed bonds (Bonos Garantizados), registered in Other fixed income securities. The decrease in Compensatory Bond as compared to the previous quarter is related to the sale of BODEN 2012 bonds previously mentioned; this portfolio was covered with provisions and therefore, had no negative effect on the Bank’s results during the present quarter. The increase in the trading account portfolio is related to a LEBAC portfolio (Central Bank’s Bills).

It should be noted that the Compensatory Bond (BODEN 2012) accounts only for 85% of total compensation, while the remaining 15% is registered in Other Banking Receivables. (See Recent developments, Item 4). The Investment account includes External Bills of Argentine Republic Serie 74 for a total amount of US$202 million, restated in pesos at the $2.9110/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and are being adjusted by CER.

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Holdings	2,496,811	2,111,452	2,592,697	18.25%	-3.70%
Trading	204,517	196,711	104,300	3.97%	96.08%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	149,375	138,363	79,304	7.96%	88.36%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,101,921	1,451,076	1,584,523	-24.06%	-30.46%
Other fixed income securities	1,040,998	325,302	824,569	220.01%	26.25%

Repurchase Agreements	553,090	535,009	747,665	3.38%	-26.02%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	—	—	—
Investment Accounts (reverse repo)	553,090	535,009	747,665	3.38%	-26.02%
Trading (Reverse repo)	—	—	—	—	—

Net Position	3,049,901	2,646,461	3,340,362	15.24%	-8.70%
Trading	204,517	196,711	104,300	3.97%	96.08%
Investment Accounts	702,465	673,372	826,969	4.32%	-15.06%
Investment Accounts (RML)	—	—	—	—	—
Compensatory bond	1,101,921	1,451,076	1,584,523	-24.06%	-30.46%
Other fixed income securities	1,040,998	325,302	824,569	220.01%	26.25%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

N.B: The present chart includes 85% of Compensatory bond—BODEN 2012. The remaining 15% is accounted for in Other banking receivables until its accrediting Net Position as of September 2003 includes $332 million of Private Bonds

Income from Securities and short term investments

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Income from securities and short-term investments	10,542	21,006	35,431	49.81%	-70.25%
Trading account	1,957	741	(8,211)	-163.94%	-123.83%
Investment account	6,965	9,215	8,170	-24.41%	-14.75%
Compensatory bond	4,301	5,822	(767)	-26.12%	-660.63%
Other fixed income securities	(2,681)	5,228	36,239	151.28%	-107.40%

CER adjustment	2,740	1,453	28,338	-88.54%	-90.33%

CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	116	261	12,693	55.56%	-99.09%
CER adjustment—Other fixed securities	2,624	1,193	15,644	-120.02%	-83.23%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Income from securities and short-term investments reached $10.5 million as of September 30, 2003, as compared to a $21 million gain registered in the previous quarter mainly due to a decrease in Investment account and in the Compensatory bond income and a loss registered in Other fixed income securities. As for the investment portfolio, during September 2003, following the National Government restructuring proposal for sovereign debt, the Bank decided to stop interest accruing on some US$202 million External Bills of Argentine Republic portfolio, Serie 74. Furthermore, as previously mentioned, during the present quarter the Cayman subsidiary sold part of its BODEN 2012 bond portfolio; volume reduction produced the decrease in income from the Compensatory bond portfolio. Income from Other fixed income securities was negatively impacted by provisions made on certain private securities portfolios.

Funding Sources:

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Total deposits	8,154,397	7,581,975	6,772,919	7.55%	20.40%
Current accounts	2,008,198	1,594,877	1,343,503	25.92%	49.47%
Saving accounts	950,394	711,382	482,738	33.60%	96.88%
Time deposits	3,931,260	3,941,199	2,415,245	-0.25%	62.77%
Rescheduled deposits	1,138,411	1,223,160	2,354,430	-6.93%	-51.65%
Other	126,134	111,357	177,003	13.27%	-28.74%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

New deposits in the financial system continued on the positive trend (5.3% or $3.071 million) while the rescheduled portfolio continued to fall (-14.3% or -$1.038 million). The Bank’s total deposits increased 7.6%, led by sight accounts—26% growth—and saving accounts—33.6% growth. Most of the liberated rescheduled deposits remained in the Bank as new deposits.

As compared to the same quarter of the previous fiscal year, Total deposits increased 20.4% in constant pesos ($1.376 million), mainly due to a more stable macro environment and to the commercial efforts of Banco Francés to rebuild customer base and confidence. The 51.7% decrease in rescheduled deposits was more than offset by a 96.9% increase in saving accounts, while time deposits and current accounts showed a 62.8% and a 49.5% growth, respectively. The decrease of rescheduled deposits is related to the payment of legal injunctions, to the reimbursement of rescheduled deposits according to Government regulations and to the exercise of swap options launched by the Government.

The following chart shows the evolution of deposits in nominal terms in Argentina with a 25% increase as compared to the September 2002 quarter. As for last quarter, the 8.6% increase in deposits is mainly driven by current accounts and saving accounts.

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
Nominal figures in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Total deposits	7,573,639	6,975,699	6,075,604	8.57%	24.66%
Current accounts	1,746,122	1,358,057	1,186,374	28.57%	47.18%
Saving accounts	949,057	709,781	488,107	33.71%	94.44%
Time deposits	3,609,095	3,548,210	1,816,947	1.72%	98.64%
Rescheduled deposits—Cedros	767,919	838,600	1,773,205	-8.43%	-56.69%
Other	161,226	153,317	161,566	5.16%	-0.21%
CER over Cedros	340,220	367,733	649,405	-7.48%	-47.61%

BBVA Banco Francés is the leading private sector bank measured by deposits as of August 31, 2003 (latest available information). As of September 30, 2003 the Bank has 8.2% and 10.6% market share in total deposits—including CEDROS—and in new time deposits in pesos, respectively.

Other Funding Sources:

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Lines from other banks	1,168,119	1,302,375	2,247,723	-10.31%	-48.03%
Loans from the Central Bank	1,826,315	1,826,581	1,751,154	-0.01%	4.29%
Other loans from the Central Bank	225,104	225,167	191,022	-0.03%	17.84%
Repo agreements	305,603	294,853	383,588	3.65%	-20.33%
Negotiable Obligations	392,998	379,025	554,949	3.69%	-29.18%
Subordinated Debt	136,627	134,793	640,535	1.36%	-78.67%

Total other funding sources	4,054,766	4,162,794	5,768,970	-2.60%	-29.71%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Changes shown in the chart above are affected by the depreciation of the peso. It is important to mention that Loans from the Central Bank are related to the financial support received from the Central Bank during the 2002 liquidity crisis. In addition, the Bank received loans from the Central Bank mainly related to the acquisition of the necessary government bonds (BODEN 2012) to be delivered to depositors that participated in Swap II.

Foreign currency funding sources, expressed in dollars, are shown in the chart bellow. The 7.7% decrease in Other funding sources as compared to the previous quarter is explained by a 12.1%—US$56 million—decrease in Lines from other banks, explained by transactions in Banco Francés Cayman. As of September 2003, the only outstanding senior debt of Banco Francés in the international markets is a US$135 million FRN—originally US$ 150 million—issued in October 2001 and subscribed by a syndicate of international banks. Such FRN matured on October 31, 2002 and was refinanced on its maturing date for a one-year term, with a 5% payment and an additional 5% down payment on April 2003. ( See Recent developments, Item 2).

Other dollar funding sources	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in US$ thousands	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Lines from other banks	400,978	456,055	604,578	-12.08%	-33.68%
Negotiable Obligations	135,004	135,004	150,000	0.00%	-10.00%
Repo agreements	104,982	105,023	103,682	-0.04%	1.25%
Subordinated Debt	20,000	20,231	157,033	-1.14%	-87.26%
Total other funding sources	660,964	716,314	1,015,293	-7.73%	-34.90%

The 34.9% decrease as compared to same quarter of previous fiscal year is mainly explained by the debt capitalization process in December 2002 including US$130 million subordinated debt and US$80 million loan, as well as by the cancellation of foreign trade lines. As previously mentioned, the decrease in Negotiable obligations is mainly explained by the 10% payment following the refinancing of the US$150 million FRN.

Asset Quality:

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Nonaccrual loans (1)	641,963	727,435	798,791	-11.75%	-19.63%
Allowance for loan losses	448,078	533,682	1,229,685	-16.04%	-63.56%
Nonaccrual loans/net total loans	8.05%	8.33%	7.95%	-3.41%	1.17%
Allowance for loan losses/nonaccrual loans	69.80%	73.36%	153.94%	-4.86%	-54.66%
Allowance for loan losses/net total loans	5.62%	6.11%	12.25%	-8.10%	-54.13%

(1) Nonaccrual loans include all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Allowance for loan losses include $14.6M provisions related to the FX difference of certain foreign trade loans still not converted into pesos

Total non-performing loan portfolio decreased 11.8% as compared to the June 2003 quarter, mainly explained by a $34 million charge-off and by certain non-performing loans collected during the September 2003 quarter. Non-performing ratio improved from 8.33% as of June 2003 to 8.05% as of September 2003, while deteriorating from the 7.95% level a year ago. The coverage ratio—Allowance for loan losses / Total non-performing loans—moved from 73.4% as of June 2003 to 69.8% as of September 2003. In that sense, it should be noted that charge-offs are related to 100% provisioned loans with the consequent decrease in the coverage ratio.

It is important to highlight that due to the severe 2002 crisis, certain risk assets such as corporate senior debt purchased and guarantees granted by the Bank fall into the non-performing category. Accordingly, on considering Total Financing, the non-performing ratio reaches 11.1% as of September 30, 2003, with a coverage ratio of 64.72%—on excluding provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos. Management believes the Bank has a conservative coverage of potential losses.

The following chart shows the evolution of Allowance for loan losses, which do not include allowances related to Other banking receivables:

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Balance at the beginning of the quarter	612,607	734,771	1,302,859	-16.63%	-52.98%

Inflation adjustment related to provisions	—	—	(152,446)	—	—
Increase in constant currency	(21,332)	15,534	200,870	237.32%	-110.62%
Exchange difference—Foreign trade loans	(14,787)	(360)	(37,702)	—	-60.78%
Provision increase/decrease—Exchange rate difference	10,367	(17,945)	1,017	-157.77%	919.80%
Decrease in constant currency	(34,121)	(119,393)	(29,457)	-71.42%	15.83%
Balance at the end of the quarter	552,734	612,607	1,285,140	-9.77%	-56.99%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

The Increase in constant currency stands for loan loss provisions accounted for during the quarter. The positive figure posted during the September 2003 quarter is mainly related to the reversal of loan loss provisions. As for Decrease in constant currency, this account is mainly explained by write-off of commercial loans.

Changes in provisions for exchange rate difference of foreign trade loans reflect the reversion of provisions accounted for, in the past, due to the conversion into pesos of certain foreign trade portfolio.

Income from services net of other operating expenses

Net income from Services increased 6.0 % and 10.1%, in constant pesos, as compared to the previous quarter and to the same quarter of previous fiscal year, respectively.

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Net income from services	59,358	55,976	53,937	6.04%	10.05%

Service charge income	70,346	64,518	63,822	9.03%	10.22%
Service charges on deposits accounts	29,087	25,282	25,672	15.05%	13.30%
Credit and operations	12,983	11,752	11,858	10.48%	9.48%
Insurance	2,626	2,231	2,167	17.73%	21.20%
Capital markets and securities activities	3,180	4,235	2,258	-24.91%	40.83%
Fees related to Foreign trade	4,833	4,145	4,726	16.60%	2.26%
Other fees	17,638	16,873	17,141	4.53%	2.90%

Services Charge expense	(10,989)	(8,542)	(9,885)	28.65%	11.17%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

The Bank was able to capitalize the incipient economic recovery through the transactional business. Service charges on deposit accounts increased 15% ($3.8 million) as compared to June 2003 while credit card fees, fees related to foreign trade and Other fees grew 10.5% ($1.2 million), 16.6% ($0.7 million) and 4.5% ($0.8 million), respectively. Such growth, mainly originated by an increase in volume and prices, was partly offset by a 25% ($1 million) decrease in Capital Markets fees, which in the previous quarter registered fees coming from fund management services in subsidiaries.

The increase with respect to the same quarter of the previous fiscal year stems mainly from a more stable macro environment coupled with a succcessful perfomance of the Bank in the transactional business.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of September 2003 such fees amounted to approx. $16.3 million, as compared to $17 million registered in the previous quarter. The Bank is currently offering this service through all of the branch and ATM network as well as Internet.

Administrative expenses

Administrative expenses decreased 2.5% as compared to June 2003, and only slightly as compared to September 2002, in constant pesos.

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
Adminitrative expenses	(130,941)	(134,327)	(131,824)	-2.52%	-0.67%

Personnel expenses	(59,977)	(60,565)	(62,429)	-0.97%	-3.93%
Electricity and Communications	(4,611)	(4,400)	(6,694)	4.80%	-31.12%
Advertising and Promotion	(3,406)	(4,863)	(5,241)	-29.96%	-35.01%
Honoraries	(6,980)	(6,504)	(6,912)	7.32%	0.99%
Taxes	(4,420)	(3,867)	(4,739)	14.30%	-6.74%

Organization and development expenses	(12,636)	(13,233)	(13,949)	-4.51%	-9.41%

Amortizations	(11,223)	(13,171)	(6,606)	-14.79%	69.88%
Other	(27,688)	(27,724)	(25,254)	-0.13%	9.64%

Figures of September 2002 quarter were restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

The decrease in Administrative expenses as compared to the June 2003 quarter, was led by a decrease in Amortizations, Advertising and promotion expenses and Organization and development expenses, as well as lower Personnel expenses.

Higher Amortization expenses as compared to the same quarter of previous fiscal year were offset by a decrease in Other expenses. Accordingly, it is important to note that Amortization expenses are related to assets adjusted by inflation, which were not adjusted as of September 2002.

Cost control is still one of the pillars of the Bank’s strategy. As of September 30, 2003, the Bank had 3,823 employees—including consolidated companies in Argentina except for the Consolidar Group—and a network of 231 consumer branches, 28 branches specialized in middle market segment and 2 personal banking branches, plus 39 Credilogros offices.

Other Income/expenses:

Other income/expenses for the third quarter of fiscal year 2003 accounted for a $13.2 million gain, as compared to a $265.6 million gain registered in the previous quarter and a $242.2 million loss registered in the September 2002 quarter. It is important to highlight that the June 2003 quarter was particularly high due to loan loss recoveries and the reversal of general provisions.

Regarding the September 2002 quarter, the loss included provisions stemming from the refunding of deposits related to legal injunctions as well as provisions for other receivables and other allowances, which in turn included provisions for granted non-used financing—most of it related to large corporations—registered in memo accounts.

Income from equity investments

Income from equity investments sets forth net income from related companies which do not require consolidation. As previously mentioned the Consolidar Group is included in this account. As of September 30, 2003 the Consolidar Group registered a $5.0 million gain as compared to a $2.1 million gain registered in the previous quarter.

Capitalization:

Communication “A” 3959 from the Central Bank established new regulations on capital requirements to come into effect beginning January 2004:

•	minimum capital equal to 8% of risk assets, in accordance with Basile standards;

•	minimum 8% capital requirement on Public sector assets (bonds and loans);

•	suspension of increasing capital requirements on loans according to the interest rate level;

•	additional requirements for the inflation vs interest rate mismatch;

•	definition of market risk and interest rate risk including the dollar and the CVS and CER index;

•	suspension of the application of the corrective factor—related to CAMEL analysis—until June 2004; and

•	adjustment of risk weightings in accordance with March 2003 changes on guarantees and Public sector assets.

Communication “A” 3986 from the Central Bank:

Definition of two corrective factors—“alfa 1” and “alfa 2”. “alfa 1” temporarily reduces capital requirements on Public sector financing granted before May 31, 2003 “alfa 2” temporarily reduces capital requirements related to interest rate risk.

The initial values for both corrective factors and the schedule are as follows:

Period	Alfa 1	Alfa 2
January/December 2004	0.05	0.20
January/December 2005	0.15	0.40
January/December 2006	0.30	0.70
January/December 2007	0.50	1.00
January/December 2008	0.75
January/December 2009	1.00

Additional information

	Quarter ended			% Change Qtr ended 09/30/03 vs. Qtr ended
in $ thousands except percentages	09/30/03	06/30/03	09/30/02	06/30/03	09/30/02
—Exchange rate	2.9110	2.8075	3.7267	3.69%	-21.89%
—Quarterly CER adjustment (CPI)	0.31%	0.44%	9.77%	-30.46%	-96.87%
—WPI (Base dec.-01: 100.22)	220.31	220.31	221.92	0.00%	-0.73%

Recent developments

1- On October 31, 2003, BBVA Banco Francés S.A. entered into a purchase agreement with Credilogros Compañia Financiera S.A., whereby Credilogros Compañia Financiera S.A. sold its whole equity interest in PSA Finance Argentina Compañia Financiera to BBVA Banco Francés S.A. for the aggregate purchase price of $11.9 million; at the same time Credilogros cancelled a loan received from Banco Francés for $11.7 million plus interest. Accordingly, BBVA Banco Francés S.A. holds 50% of the capital stock of PSA Compañía Financiera S.A. Such transaction is subject to Central

Bank’s approval. PSA is a financial entity organized in March 2002 to finance brand new and second-hand Peugeot vehicles, in the consumer segment.

2- On October 31, 2003, BBVA Banco Francés S.A. paid for the interest accrued on the US$135 million Series 14 Notes (“FRN”) issued under the US$1 billion Medium Term Note Program in accordance with its terms and conditions. According to current regulations for financial institutions, previous authorization from the Central Bank is required for payment of principal on the FRN. Furthermore, such debt should be restructured following the terms set forth by the Central Bank in order to obtain the necessary authorization. Because negotiations for restructuring terms with FRN holders took longer than expected and due to formal procedures, an extension of the original due date was agreed until November 30. However, the Bank expects to complete such process by November 19.

3- On September 4, 2003, the Central Bank, through Resolution A 354/2003, requested that Banco Francés modify the restructuring plan (plan de regularización y saneamiento) submitted in 2002, to include, among others, the necessary measures to increase computable net worth and to address the compliance with capital requirements to be effective as of January 1, 2004. On October 21, 2003, the Bank submitted to Central Bank a letter with different alternative initiatives to be undertaken. Currently, technical staff at the Bank and at the Central Bank are discussing the best of these alternatives to present a definite proposal to the Board of Directors of each entity.

During previous the fiscal year, Banco Francés implemented a restructuring plan which contemplated aspects related to the compliance with minimum liquidity requirements and technical ratios, affected by deposit runs, legal measures adopted with regards to lawsuits and changes in the regulatory framework. Among other issues, such plan provided for the financial assistance of the major shareholder—BBVA—and of the Central Bank, the sale of the Bank’s stake in its Uruguay subsidiary, the launching of a rationalization plan and a $750 million capitalization.

4- As of September 30, 2003 Banco Francés keeps registered in its assets BODEN 2012 for an amount of $1,101,921 thousands—under “Public securities”—and BODEN 2012 bnds to be delivered for an amount of $247,576 thousands—under “Other receivables from financial institutions”, related to a nominal value of US$606,539 thousands. Such amounts are still subject to validation from Central Bank. However, on July 29, 2003, the Central Bank sent a note objecting to certain accounts and accounting criteria of the Bank on calculating the aforementioned compensation, regarding $362,000 thousands compensation. It should be mentioned that, as of September 30, 2003, the Bank has general provisions for $370,128 thousands. Furthermore, the Board of Directors believes it has made proper accounting according to current regulations and is preparing a reply to Central Bank’s objection.

5- As of September 30, 2003, the Bank registered under Other Receivables (in the Tax Advance account) a taxable deferred asset of $185,497 thousands. On June 19, 2003, the Central Bank objected to the registration of accounts related to the application of the deferred tax method. Such accounting method has been established by General Accounting Principles Accepted in Argentina and is worldwide recognized and applied. On June 26, 2003 the Board of Directors replied to the comments made by Central Bank, on considering that current regulations did not prevent in the application of deferred tax arising from the temporary measure differences between the accounting and fiscal result. Subsequently, on October 7, 2003, the Supervisory of Financial Entities, through resolution 118/03, reconfirmed comments made in its letter dated June 19, 2003.

Currently, the Bank is evaluating actions to be undertaken. However, in October the Bank provisioned 100% of the remaining balance of such asset.

Conference call: A conference call to discuss this third quarter earnings will be held on Wednesday, November 12, at 2:30 p.m. New York time—4:30 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2657 at least 5 minutes prior to our conference. Confirmation code: 169518. To receive the tape on this conference call, please call to (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

Figures of September 2002 quarter was restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS:	09/30/03	06/30/03	03/31/03	09/30/02

Cash and due from banks	1,797,089	1,134,676	1,259,116	885,442
Government Securities	2,152,303	1,832,656	1,824,005	2,251,540
– Investment account	1,251,296	1,589,442	1,659,278	1,663,828
– Trading account	100,160	101,341	11,558	4,541
– Unlisted	799,990	140,229	141,903	573,802
– Private Securities	857	1,644	11,266	9,370
Loans	7,528,605	8,197,106	8,300,369	8,811,824
– Advances and Promissory notes	255,158	299,861	298,122	463,101
– Notes discounted and purchased	9,401	9,255	11,411	20,602
– Secured with mortgages	412,502	438,421	462,316	542,372
– Secured with chattel mortgages	5,088	6,130	7,656	18,006
– Personal loans	97,863	112,307	141,359	231,367
– Credit cards	157,635	133,622	130,578	137,784
– Loans to financial sector	56,905	69,274	109,933	107,749
– Loans to public sector	4,038,221	4,529,931	4,558,645	4,878,956
– Other	892,170	903,131	1,047,348	1,473,607
Less: Unaccrued interest	(108)	(138)	(154)	(429)
Plus: Accrued interest and exchange differences receivable	2,051,848	2,228,994	2,184,542	2,168,393
Less: Allowance for loan losses	(448,078)	(533,682)	(651,387)	(1,229,685)
Other banking receivables	1,588,556	1,557,725	1,496,022	2,193,372
– Compensatory Bond	247,576	238,067	253,431	739,173
– Other banking receivables	1,445,636	1,398,583	1,325,975	1,509,653
– Less: provisions	(104,656)	(78,925)	(83,384)	(55,455)
Investments in other companies	250,791	244,849	244,387	227,093
Intangible assets	916,692	939,161	945,105	224,462
Other assets	998,765	982,710	1,184,110	1,097,660

Total assets	15,232,801	14,888,883	15,253,114	15,691,393

LIABILITIES:	09/30/03	06/30/03	03/31/03	09/30/02
Deposits	8,154,397	7,581,975	7,544,207	6,772,919
– Demand deposits	2,008,198	1,594,877	1,214,015	1,343,503
– Saving accounts	950,394	711,382	564,314	482,738
– Time deposits	3,931,260	3,941,199	3,719,925	2,415,245
– Rescheduled deposits	1,138,411	1,223,160	1,938,556	2,354,430
– Other deposits	126,134	111,357	107,397	177,003
Other banking Liabilities	4,490,943	4,577,151	4,675,073	6,427,515
Other provisions	545,828	674,737	945,948	196,939
– Other contingencies	457,108	494,314	747,673	49,929
– Guarantees	88,720	180,423	198,275	147,010
Subordinated debt	76,627	74,793	76,814	580,970
Other liabilities	111,255	90,974	113,949	106,433
Minority interest	23,751	24,284	24,932	30,071

Total liabilities	13,402,801	13,023,914	13,380,923	14,114,847

Total stockholders’ equity	1,830,000	1,864,969	1,872,191	1,576,546

Total liabilities and stockholders’ equity	15,232,801	14,888,883	15,253,114	15,691,393

Figures of September 2002 quarter was restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	09/30/03	06/30/03	03/31/03	09/30/02

Financial income	98,978	272,406	1,185,743	724,442
– Interest on Cash and Due from Banks	2,169	2,681	2,259	1,616
– Interest on Loans Granted to the Financial Sec.	(366)	607	83	119
– Interest on Overdraft	6,240	8,057	9,106	46,528
– Interest on Collateralized Loans	11,680	12,283	13,140	16,051
– Interest on Credit Card Loans	8,104	9,942	10,598	13,253
– Interest on Other Loans	36,956	32,617	36,325	109,576
– Income from securities and short term investments	10,542	21,006	54,205	35,431
Investment account	3,093	6,324	49,715	2,302
Atuel Trustee	(6,280)	492	(4,607)	653
Trading account	13,729	14,190	9,097	32,476
– Interest on Government guaranteed loans
Decreet1387/01	52,926	51,789	497,151	166,979
– From Other Banking receivables	1,393	1,916	2,246	7,248
– CER	25,302	51,820	148,672	583,799
– Other	(55,968)	79,688	411,958	(256,159)
Financial expenses	(55,829)	(321,161)	(1,177,471)	(851,704)
– Interest on Current Account Deposits	(4,728)	(5,182)	(3,961)	(88,699)
– Interest on Saving Account Deposits	(1,137)	(1,088)	(891)	(971)
– Interest on Time Deposits	(55,708)	(161,236)	(152,577)	(206,552)
– Interest on Other Banking Liabilities	(21,542)	(23,893)	(27,141)	(32,301)
– Mandatory contributions and taxes on interest income	(7,513)	(5,968)	(7,149)	(7,033)
– CER	(10,230)	(1,657)	(49,217)	(205,978)
– Other	45,029	(122,137)	(936,535)	(310,171)
Net financial income	43,149	(48,755)	8,272	(127,263)
Provision for loan losses	21,332	(15,534)	(91,470)	(200,870)
Income from services, net of other operating expenses	59,358	55,976	51,900	53,938
Inflation adjustment	—	—	4,174	42,361
Administrative expenses	(130,941)	(134,327)	(133,939)	(131,827)
– Personnel expenses	(59,977)	(60,565)	(55,164)	(62,428)
– Directors and Syndics’ Fees	(58)	(136)	(104)	(273)
– Other Fees	(6,922)	(6,368)	(5,596)	(6,639)
– Advertising and Publicity	(3,406)	(4,863)	(3,837)	(5,241)
– Taxes other than income tax	(4,420)	(3,866)	(4,850)	(4,739)
– Other Operating Expenses	(47,346)	(49,991)	(56,321)	(44,602)
– Other	(8,812)	(8,538)	(8,067)	(7,904)
Inflation adjustment	—	—	(2,788)	(7,828)
Income (loss) from equity investments	6,454	2,658	7,460	2,933
Net Other income	13,231	265,564	1,238	(242,219)
Inflation adjustment	—	—	(133)	(11,486)
Income (loss) from minority interest	534	631	1,474	4,769
Income before tax	13,117	126,213	(153,812)	(617,490)
Income tax	(48,086)	(133,435)	(120)	(218)

Net income	(34,969)	(7,222)	(153,932)	(617,708)

Figures of September 2002 quarter was restated in constant pesos as of February 28, 2003, using a WPI of 0.992745.

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	09/30/03	06/30/03	03/31/03	09/30/02
Cash and due from banks	1,867,043	1,199,862	1,283,906	901,855
Government Securities	2,400,157	2,032,464	2,100,666	2,496,880
Loans	8,242,454	8,911,616	9,054,238	9,532,634
Other banking receivables	1,570,706	1,565,267	1,500,992	2,194,450
Investments in other companies	45,438	44,496	46,304	41,384
Other assets	2,107,324	2,114,939	2,331,068	1,513,626

TOTAL ASSETS	16,233,122	15,868,644	16,317,174	16,680,829

LIABILITIES	09/30/03	06/30/03	03/31/03	09/30/02
Deposits	7,912,715	7,336,280	7,360,030	6,606,908
Other banking liabilities	4,475,980	4,600,570	4,678,875	6,428,263
Other liabilities	1,841,701	1,895,756	2,236,003	1,906,184
Minority interest	172,726	171,069	170,075	162,929

TOTAL LIABILITIES	14,403,122	14,003,675	14,444,983	15,104,284

TOTAL STOCKHOLDERS’ EQUITY	1,830,000	1,864,969	1,872,191	1,576,546

STOCKHOLDERS’ EQUITY + LIABILITIES	16,233,122	15,868,644	16,317,174	16,680,829

NET INCOME	09/30/03	06/30/03	03/31/03	09/30/02
Net Financial Income	70,982	(21,932)	2,911	(149,925)
Provision for loan losses	21,332	(15,534)	(91,470)	(200,870)
Net Income from Services	107,387	94,486	94,770	95,684
Inflation adjustment	—	—	2,620	703,094
Administrative expenses	(167,298)	(165,619)	(163,986)	(163,184)
Inflation adjustment	—	—	(2,326)	(85,060)
Net Other Income	(14,952)	237,666	9,005	160,934
Inflation adjustment	—	(1,367)	(18)	(977,438)
Income (loss) from minority interest	(2,733)	(927)	(2,928)	1,625

Income before tax	14,718	126,773	(151,422)	(615,138)

Income tax	(49,687)	(133,995)	(2,510)	(2,570)

Net income	(34,969)	(7,222)	(153,932)	(617,708)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 11, 2003	By:	/s/ María Elena Siburu de López Oliva

		Name:	María Elena Siburu de López Oliva
		Title:	Investor Relations Manager